SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No.1)1

                              COLORADO MEDTECH INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                           COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   19652U 10 4
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                February 12, 2001
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

         Note. The Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                              (Page 1 of 35 Pages)

-----------------------
     1            The  remainder  of this  cover  page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------                 ------------------------------
CUSIP No. 19652U 10 4                   13D         Page 2 of 35 Pages
---------------------------------                 ------------------------------


================================================================================

       1     NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      ACQUISITOR PLC
                      No I.R.S. Identification Number
--------------------------------------------------------------------------------
       2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) / /
                                                                  (b) /X/
--------------------------------------------------------------------------------

       3     SEC USE ONLY

--------------------------------------------------------------------------------

       4     SOURCE OF FUNDS
                      WC
--------------------------------------------------------------------------------

       5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)  / /
--------------------------------------------------------------------------------

       6     CITIZENSHIP OR PLACE OR ORGANIZATION
                      UNITED KINGDOM
--------------------------------------------------------------------------------

   NUMBER OF        7        SOLE VOTING POWER
     SHARES                          814,734
 BENEFICIALLY
OWNED BY EACH
  REPORTING
 PERSON WITH      --------------------------------------------------------------

                    8        SHARED VOTING POWER
                                     -0-
                  --------------------------------------------------------------

                    9        SOLE DISPOSITIVE POWER
                                     814,734
                  --------------------------------------------------------------

                   10        SHARED DISPOSITIVE POWER
                                     -0-
--------------------------------------------------------------------------------

     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      814,734
--------------------------------------------------------------------------------

     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES  /X/
--------------------------------------------------------------------------------

     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      6.3%
--------------------------------------------------------------------------------

     14      TYPE OF REPORTING PERSON
                      CO
================================================================================

---------------------------------                 ------------------------------
CUSIP No. 19652U 10 4                   13D         Page 3 of 35 Pages
---------------------------------                 ------------------------------


================================================================================

       1     NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS  (ENTITIES ONLY)

                      J.O. Hambro Capital Management (Holding) Limited
                      No I.R.S. Identification Number
--------------------------------------------------------------------------------
       2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) / /
                                                                  (b) /X/
--------------------------------------------------------------------------------

       3     SEC USE ONLY

--------------------------------------------------------------------------------

       4     SOURCE OF FUNDS
                      AF
--------------------------------------------------------------------------------

       5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)  / /
--------------------------------------------------------------------------------

       6     CITIZENSHIP OR PLACE OR ORGANIZATION
                      UNITED KINGDOM
--------------------------------------------------------------------------------

   NUMBER OF        7        SOLE VOTING POWER
     SHARES                          0
 BENEFICIALLY
OWNED BY EACH
  REPORTING
 PERSON WITH      --------------------------------------------------------------

                    8        SHARED VOTING POWER
                                     32,000
                  --------------------------------------------------------------

                    9        SOLE DISPOSITIVE POWER
                                     0
                  --------------------------------------------------------------

                   10        SHARED DISPOSITIVE POWER
                                     32,000
--------------------------------------------------------------------------------

     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      32,000
--------------------------------------------------------------------------------

     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES  /X/
--------------------------------------------------------------------------------

     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      0.3%
--------------------------------------------------------------------------------

     14      TYPE OF REPORTING PERSON
                      HC
================================================================================

---------------------------------                 ------------------------------
CUSIP No. 19652U 10 4                   13D         Page 4 of 35 Pages
---------------------------------                 ------------------------------


================================================================================

       1     NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      J O Hambro Capital Management Limited
                      No I.R.S. Identification Number
--------------------------------------------------------------------------------
       2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) / /
                                                                  (b) /X/
--------------------------------------------------------------------------------

       3     SEC USE ONLY

--------------------------------------------------------------------------------

       4     SOURCE OF FUNDS
                      AF
--------------------------------------------------------------------------------

       5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)  / /
--------------------------------------------------------------------------------

       6     CITIZENSHIP OR PLACE OR ORGANIZATION
                      UNITED KINGDOM
--------------------------------------------------------------------------------

   NUMBER OF        7        SOLE VOTING POWER
     SHARES                          0
 BENEFICIALLY
OWNED BY EACH
  REPORTING
 PERSON WITH      --------------------------------------------------------------

                    8        SHARED VOTING POWER
                                     32,000
                  --------------------------------------------------------------

                    9        SOLE DISPOSITIVE POWER
                                     0
                  --------------------------------------------------------------

                   10        SHARED DISPOSITIVE POWER
                                     32,000
--------------------------------------------------------------------------------

     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      32,000
--------------------------------------------------------------------------------

     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES  /X/
--------------------------------------------------------------------------------

     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      0.3%
--------------------------------------------------------------------------------

     14      TYPE OF REPORTING PERSON
                      IA
================================================================================

---------------------------------                 ------------------------------
CUSIP No. 19652U 10 4                   13D         Page 5 of 35 Pages
---------------------------------                 ------------------------------


================================================================================

       1     NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      American Opportunity Trust plc
                      No I.R.S. Identification Number
--------------------------------------------------------------------------------
       2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) / /
                                                                  (b) /X/
--------------------------------------------------------------------------------

       3     SEC USE ONLY

--------------------------------------------------------------------------------

       4     SOURCE OF FUNDS
                      WC
--------------------------------------------------------------------------------

       5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)  / /
--------------------------------------------------------------------------------

       6     CITIZENSHIP OR PLACE OR ORGANIZATION
                      UNITED KINGDOM
--------------------------------------------------------------------------------

   NUMBER OF        7        SOLE VOTING POWER
     SHARES                          0
 BENEFICIALLY
OWNED BY EACH
  REPORTING
 PERSON WITH      --------------------------------------------------------------

                    8        SHARED VOTING POWER
                                     32,000
                  --------------------------------------------------------------

                    9        SOLE DISPOSITIVE POWER
                                     0
                  --------------------------------------------------------------

                   10        SHARED DISPOSITIVE POWER
                                     32,000
--------------------------------------------------------------------------------

     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      32,000
--------------------------------------------------------------------------------

     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES  /X/
--------------------------------------------------------------------------------

     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      0.3%
--------------------------------------------------------------------------------

     14      TYPE OF REPORTING PERSON
                      IV
================================================================================

---------------------------------                 ------------------------------
CUSIP No. 19652U 10 4                   13D         Page 6 of 35 Pages
---------------------------------                 ------------------------------


================================================================================

       1     NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      Christopher Harwood Bernard Mills
                      No I.R.S. Identification Number
--------------------------------------------------------------------------------
       2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) / /
                                                                  (b) /X/
--------------------------------------------------------------------------------

       3     SEC USE ONLY

--------------------------------------------------------------------------------

       4     SOURCE OF FUNDS
                      AF
--------------------------------------------------------------------------------

       5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)  / /
--------------------------------------------------------------------------------

       6     CITIZENSHIP OR PLACE OR ORGANIZATION
                      UNITED KINGDOM
--------------------------------------------------------------------------------

   NUMBER OF        7        SOLE VOTING POWER
     SHARES                          0
 BENEFICIALLY
OWNED BY EACH
  REPORTING
 PERSON WITH      --------------------------------------------------------------

                    8        SHARED VOTING POWER
                                     846,734
                  --------------------------------------------------------------

                    9        SOLE DISPOSITIVE POWER
                                     0
                  --------------------------------------------------------------

                   10        SHARED DISPOSITIVE POWER
                                     846,734
--------------------------------------------------------------------------------

     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      846,734
--------------------------------------------------------------------------------

     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES  / /
--------------------------------------------------------------------------------

     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      6.5%
--------------------------------------------------------------------------------

     14      TYPE OF REPORTING PERSON
                      IN
================================================================================

---------------------------------                 ------------------------------
CUSIP No. 19652U 10 4                   13D         Page 7 of 35 Pages
---------------------------------                 ------------------------------


                            STATEMENT ON SCHEDULE 13D

         The following constitutes Amendment No. 1 to the Schedule 13D filed by Acquisitor plc and the initial Schedule 13D filed by J O Hambro Capital Management (Holdings) Limited, J O Hambro Capital Management Limited, American Opportunity Trust plc and Christopher H.B. Mills. The Schedule 13D, as amended, is collectively referred to as "Schedule 13D". Except as specifically amended by this Amendment No. 1, the Schedule 13D remains in full force and effect.

Item 2. Identity and Background.
        -----------------------

         Item 2 is amended in its entirety as follows:

         Items 2(a), 2(b), 2(c) and 2(f).   Filing Parties.

         This Statement is filed on behalf of the following persons or entities, who are collectively referred to as the "Filing Parties":

1) Acquisitor plc ("Acquisitor") is a corporation organized in Wales and England with a principal office and business at 190 The Strand, London WC2R 1JN. Acquisitor is an entity whose purpose is to achieve a high rate of capital growth for its shareholders by acquiring significant holding in companies which its Board of Directors considers to be fundamentally undervalued. Acquisitor is managed by its Board of Directors.

2) J O Hambro Capital Management (Holdings) Limited ("Holdings") is a corporation organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB England. Holdings functions as the ultimate holding company for J O Hambro Capital Management Limited.

3)       J  O  Hambro   Capital   Management   Limited  ("J  O  Hambro   Capital
Management"), formerly named J O Hambro & Partners Limited, is a corporation organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB England. J O Hambro Capital Management is principally engaged in the business of investment management and advising. It serves as co-investment adviser to North Atlantic Smaller Companies Investment Trust plc ("NASCIT") and American Opportunity Trust and as investment adviser to Oryx International Growth Fund Limited ("Oryx") and investment manager to certain private clients. J O Hambro Capital Management is a subsidiary of Holdings.

4) American Opportunity Trust plc ("American Opportunity Trust"), formerly named Leveraged Opportunity Trust plc, is a corporation organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Court, London SW1Y 6QB England. American Opportunity Trust

---------------------------------                 ------------------------------
CUSIP No. 19652U 10 4                   13D         Page 8 of 35 Pages
---------------------------------                 ------------------------------


is a publicly-held investment trust company. Christopher Harwood Bernard Mills and J O Hambro Capital Management serve as co-investment advisers to American Opportunity Trust.

5) Christopher Harwood Bernard Mills is a British citizen whose business address is Ryder Court, 14 Ryder Street, London SW1Y 6QB England. His principal employment includes service as executive director of NASCIT and American Opportunity Trust, as a director of Holdings, J O Hambro Capital Management, Oryx and Acquisitor, and as co-investment adviser to NASCIT and American Opportunity Trust.

         Executive Officers and Directors:
         --------------------------------

         In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and directors of the Filing Parties which are corporations are included in Schedule A hereto and is incorporated by reference herein.

         Item 2(d)    Criminal Proceedings.

         During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         Item 2(e)    Civil Securities Law Proceedings.

         During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         Item 3 is being amended in its entirety as follows:

         The aggregate purchase price of the 814,734 shares of Common Stock beneficially held by Acquisitor is $3,503,869. All of the shares of Common Stock beneficially held by Acquisitor were paid for using its working capital.

         The aggregate purchase price of the 32,000 shares of Common Stock beneficially held by American Opportunity Trust is $ 141,626. All of the shares of Common Stock beneficially held by American Opportunity Trust were paid for using its working capital.

---------------------------------                 ------------------------------
CUSIP No. 19652U 10 4                   13D         Page 9 of 35 Pages
---------------------------------                 ------------------------------


Item 4.  Purpose of the Transaction.
         ---------------------------

         Item 4 is being amended in its entirety as follows:

         The Filing Parties believe that the shares of Common Stock of the Issuer are undervalued and represent an attractive investment opportunity. They presently have no plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein. The Filing Parties intend to promptly initiate open communications with the Issuer's management in order to monitor their efforts to increase stockholder value and substantially improve operating results.
Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Filing Parties may in the future take such actions with respect to their investment in the Issuer as they deems appropriate including, without limitation purchasing additional shares of Common Stock in the open market or otherwise, making an offer to purchase up to all of the Issuer's outstanding shares of Common Stock through a negotiated transaction or otherwise, seeking to nominate a slate of directors to the Issuer's board of directors or presenting proposals for stockholders' consideration at an annual or special meeting of the Issuer's stockholders or by written consent. The Filing Parties may also sell some or all of their shares of Common Stock through privately negotiated transactions, or to change their intention with respect to any and all matters referred to in this Item 4.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         Item 5 is being amended in its entirety as follows:

         Items 5(a) and 5(b)

         The Filing Parties may be deemed to beneficially own an aggregate of 846,734 shares of Common Stock (which constitutes approximately 6.5% of the outstanding shares of Common Stock of the Issuer). The aggregate number and percentage of the outstanding shares of Common Stock of the Issuer beneficially owned (i) by each of the Filing Parties, and (ii) to the knowledge of the Filing Parties, by each other person who may be deemed to be a member of a group associated with any of the Filing Parties for purposes of Section 13(d) of the Act is as follows:


                                                     Number/Percent* of             Number/Percent* of
                               Aggregate Number of         Shares:                        Shares:
         Filing Party                 Shares         Sole Power to Vote           Shared Power to Vote
         ------------                 ------         ------------------           --------------------

Acquisitor                            814,734            814,734/6.3%                       0/0%
Holdings                               32,000                0/ 0%                       32,000/0.3%
J O Hambro Capital Management          32,000                0/ 0%                       32,000/0.3%

---------------------------------                 ------------------------------
CUSIP No. 19652U 10 4                   13D         Page 10 of 35 Pages
---------------------------------                 ------------------------------


American Opportunity Trust             32,000                0/ 0%                       32,000/0.3%
Christopher H. B. Mills               846,734                0/ 0%                      846,734/6.5%


         * Based on 12,960,950 shares of Common Stock outstanding as of January 31, 2001, which is based on information reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2000.

         Item 5(c)

         Since the filing of to the initial Schedule 13D of Acquisitor, the Filing Parties effected no transactions in the Common Stock other than those set forth in the following table:

                                            Buy or   No. of          Price
Date        Filing Party                    Sell     Shares          (US$)
---------   --------------------------      -----    ---------       --------

2/12/2001   American Opportunity Trust      Buy      17,000          4.13
2/16/2001   American Opportunity Trust      Buy      15,000          4.63


        All transactions were made through purchases in the open market.

         Item 5(d)

         The shareholders of American Opportunity Trust have an economic interest in the dividends from, and the proceeds of sales of, Common Stock beneficially owned by American Opportunity Trust.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
---------------------------

                    Item 6 is amended to include the following:

         As co-investment advisers to American Opportunity Trust, Christopher Harwood Bernard Mills and J O Hambro Capital Management share the right to transfer and vote the shares of Common Stock of the Issuer pursuant to an agreement dated as of January 7, 1993 between American Opportunity Trust and J O Hambro Capital Management.

Item 7.  Material to be Filed as Exhibits.
       ----------------------------------

---------------------------------                 ------------------------------
CUSIP No. 19652U 10 4                   13D         Page 11 of 35 Pages
---------------------------------                 ------------------------------


         Item 7 is amended to include the following:

         The following documents are filed herewith:

         (a) Administration, Management and Custody Management Agreement dated as of January 7, 1993 between J O Hambro Capital Management (formerly named J O Hambro & Partners Limited) and American Opportunity Trust.

         (b) Joint Filing Agreement dated as of February 20, 2001 among Holdings, J O Hambro Capital Management, American Opportunity Trust, Christopher Harwood Bernard Mills and Acquisitor plc.


After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated:  February 20, 2001

                                      ACQUISITOR PLC


                                      By:  /s/ Duncan Soukup
                                           ----------------------
                                      Name:  Duncan Soukup
                                      Title: Managing Director


                                      J O HAMBRO CAPITAL MANAGEMENT
                                      (HOLDINGS) LIMITED


                                      By: /s/ R.G. Barrett
                                          ------------------------
                                      Name:  R.G. Barrett
                                      Title: Director



                                      J O HAMBRO CAPITAL MANAGEMENT
                                      LIMITED

                                      By: /s/ R.G. Barrett
                                          ------------------------
                                      Name:  R.G. Barrett
                                      Title: Director

---------------------------------                 ------------------------------
CUSIP No. 19652U 10 4                   13D         Page 12 of 35 Pages
---------------------------------                 ------------------------------


                                      AMERICAN OPPORTUNITY TRUST PLC

                                      By: J O Hambro Capital Management Limited,
                                          Its investment advisor


                                      By: /s/ R.G. Barrett
                                          ---------------------------
                                      Name:  R.G. Barrett
                                      Title: Director


                                      By: /s/ Christopher Mills
                                          ---------------------------
                                              CHRISTOPHER MILLS

---------------------------------                 ------------------------------
CUSIP No. 19652U 10 4                   13D         Page 13 of 35 Pages
---------------------------------                 ------------------------------


                                   SCHEDULE A

  Information Concerning Directors and Executive Officers of the Filing Parties


The following table sets forth certain information concerning each of the directors of Acquisitor plc as of the date hereof.

Name:                          Duncan Soukup
                               (Managing Director)
Citizenship:                   British
Business Address:              230 Park Avenue, Suite 516
                               New York, New York 10169
                               USA
Principal Occupation:          Managing Director, Acquisitor plc
                               President and Chief Executive Officer, Lionheart
                               Group, Inc. Chairman and Chief Executive Officer,
                               York Energy Ltd.

Name:                          Luke Oliver Johnson
                               (Director)
Citizenship:                   British
Business Address:              190 The Strand,
                               London WC2R 1JN
                               England
Principal Occupation:          Director, Acquisitor plc
                               Non-executive Chairman, Belgo Group plc
                               Director, Intrinsic Value Partnership Limited

Name:                          John Stanislas Albert Radziwill
                               (Chairman)
Citizenship:                   British
Business Address:              190 The Strand,
                               London WC2R 1JN
                               England
Principal Occupation:          Chairman, Acquisitor plc
                               Director, York Energy Ltd.
                               Director, Goldcrown Group Limited

Name:                          James Ozanne
                               (Non-Executive Director)
Citizenship:                   American

---------------------------------                 ------------------------------
CUSIP No. 19652U 10 4                   13D         Page 14 of 35 Pages
---------------------------------                 ------------------------------


Business Address:              190 The Strand,
                               London WC2R 1JN
                               England
Principal Occupation:          Non-Executive Director, Acquisitor plc
                               Principal, Greenrange Partners
                               Vice-Chairman and Director, Financial Security
                               Assurance

Name:                          Christopher Harwood Bernard Mills
                               (Non-Executive Director)
Citizenship:                   British
Business Address:              Ryder Court, 14 Ryder Street
                               London SW1Y 6QB
                               England
Principal Occupation:          Non-Executive Director, Acquisitor plc
                               Executive Director, American Opportunity Trust
                               Executive Director, NASCIT
                               Director, J O Hambro Capital Management

Name:                          Peter Melhado
                               (Non-Executive Director)
Citizenship:                   American
Business Address:              190 The Strand,
                               London WC2R 1JN
                               England
Principal Occupation:          Non-Executive Director, Acquisitor plc
                               General Partner, Polaris Partners, L.P.

---------------------------------                 ------------------------------
CUSIP No. 19652U 10 4                   13D         Page 15 of 35 Pages
---------------------------------                 ------------------------------


The following table sets forth certain information concerning each of the directors and executive officers of J O Hambro Capital Management (Holdings) Limited ("Holdings") as of the date hereof.

Name:                          James Daryl Hambro
                               (Chairman)
Citizenship:                   British
Business Address:              J O Hambro Capital Management Limited
                               Ryder Court, 14 Ryder Street
                               London SW1Y 6QB
                               England
Principal Occupation:          Chairman, J O Hambro Capital Management Limited

Name:                          Christopher Harwood Bernard Mills
                               (Director)
Citizenship:                   British
Business Address:              J O Hambro Capital Management Limited
                               Ryder Court, 14 Ryder Street
                               London SW1Y 6QB
                               England
Principal Occupation:          Executive Director, NASCIT
                               Executive Director, American Opportunity Trust
                               Director, J O Hambro Capital Management Limited
                               Director, Acquisitor plc

Name:                          Nichola Pease
                               (Director and Chief Executive)
Citizenship:                   British
Business Address:              J O Hambro Capital Management Limited
                               Ryder Court, 14 Ryder Street
                               London SW1Y 6QB
                               England
Principal Occupation:          Director and Chief Executive, J O  Hambro Capital
                               Management Limited

Name:                          Basil Postan
                               (Director)
Citizenship:                   British
Business Address:              J O Hambro Capital Management Limited
                               Ryder Court, 14 Ryder Street
                               London SW1Y 6QB
                               England

---------------------------------                 ------------------------------
CUSIP No. 19652U 10 4                   13D         Page 16 of 35 Pages
---------------------------------                 ------------------------------


Principal Occupation:          Director, J O Hambro Capital Management Limited

Name:                          Malcolm Robert King
                               (Director)
Citizenship:                   British
Business Address:              J O Hambro Capital Management Limited
                               Ryder Court, 14 Ryder Street
                               London SW1Y 6QB
                               England
Principal Occupation:          Director, J O Hambro Capital Management Limited

Name:                          Robert George Barrett
                               (Director)
Citizenship:                   British
Business Address:              J O Hambro Capital Management Limited
                               Ryder Court, 14 Ryder Street
                               London SW1Y 6QB
                               England
Principal Occupation:          Director, J O Hambro Capital Management Limited

Name:                          Graham Warner
                               (Director)
Citizenship:                   British
Business Address:              J O Hambro Capital Management Limited
                               Ryder Court, 14 Ryder Street
                               London SW1Y 6QB
                               England
Principal Occupation:          Director, J O Hambro Capital Management Limited

---------------------------------                 ------------------------------
CUSIP No. 19652U 10 4                   13D         Page 17 of 35 Pages
---------------------------------                 ------------------------------


The following table sets forth certain information concerning each of the directors and executive officers of J O Hambro Capital Management Limited ("J O Hambro Capital Management") as of the date hereof.

Name:                          James Daryl Hambro
                               (Managing Director)
Citizenship:                   British
Business Address:              J O Hambro Capital Management Limited
                               Ryder Court, 14 Ryder Street
                               London SW1Y 6QB
                               England
Principal Occupation:          Managing Director, J O Hambro Capital Management

Name:                          Christopher Harwood Bernard Mills
                               (Director)
Citizenship:                   British
Business Address:              Ryder Court, 14 Ryder Street
                               London SW1Y 6QB
                               England
Principal Occupation:          Executive Director, NASCIT
                               Executive Director, American Opportunity Trust
                               Director, J O Hambro Capital Management
                               Director, Acquisitor plc

Name:                          Malcolm Robert King
                               (Director)
Citizenship:                   British
Business Address:              J O Hambro Capital Management Limited
                               Ryder Court, 14 Ryder Street
                               London SW1Y 6QB
                               England
Principal Occupation:          Director, J O Hambro Capital Management

Name:                          Nichola Pease
                               (Director)
Citizenship:                   British
Business Address:              J O Hambro Capital Management Limited
                               Ryder Court, 14 Ryder Street
                               London SW1Y 6QB
                               England
Principal Occupation:          Director and Chief Executive, J O Hambro  Capital
                               Management

---------------------------------                 ------------------------------
CUSIP No. 19652U 10 4                   13D         Page 18 of 35 Pages
---------------------------------                 ------------------------------


Name:                          Basil Postan
                               (Director)
Citizenship:                   British
Business Address:              J O Hambro Capital Management Limited
                               Ryder Court, 14 Ryder Street
                               London SW1Y 6QB
                               England
Principal Occupation:          Director, J O Hambro Capital Management

Name:                          Robert George Barrett
                               (Director)
Citizenship:                   British
Business Address:              J O Hambro Capital Management Limited
                               Ryder Court, 14 Ryder Street
                               London SW1Y 6QB
                               England
Principal Occupation:          Director, J O Hambro Capital Management

Name:                          Graham Warner
                               (Director)
Citizenship:                   British
Business Address:              J O Hambro Capital Management Limited
                               Ryder Court, 14 Ryder Street
                               London SW1Y 6QB
                               England
Principal Occupation:          Director, J O Hambro Capital Management

---------------------------------                 ------------------------------
CUSIP No. 19652U 10 4                   13D         Page 19 of 35 Pages
---------------------------------                 ------------------------------


 The following table sets forth certain information concerning each of the directors and executive officers of American Opportunity Trust plc ("American Opportunity Trust") as of the date hereof.

Name:                          R. Alexander Hammond-Chambers
                               (Chairman)
Citizenship:                   British
Business Address:              Covey Advertising Limited
                               1 Fountainhall Road
                               Edinburgh EH9 2NL
Principal Occupation:          Director, Covey Advertising Limited

Name:                          Christopher Harwood Bernard Mills
                               (Executive Director)
Citizenship:                   British
Business Address:              Ryder Court, 14 Ryder Street
                               London SW1Y 6QB
                               England
Principal Occupation:          Executive Director, American Opportunity Trust
                               Executive Director, NASCIT
                               Director, J O Hambro Capital Management
                               Director, Acquisitor plc

Name:                          John Gildea
                               (Director)
Citizenship:                   USA
Business Address:              Gildea Management Company
                               90 Ferris Hill Road
                               New Canaan, Connecticut 06840
                               USA
Principal Occupation:          President, Gildea Management Company

Name:                          The Hon. James J. Nelson
                               (Director)
Citizenship:                   British
Business Address:              Foreign & Colonial Ventures
                               4th Floor
                               Berkeley Square House
                               Berkeley Square
                               London W1X 5PA
                               England
Principal Occupation:          Director, Foreign & Colonial Ventures

---------------------------------                 ------------------------------
CUSIP No. 19652U 10 4                   13D         Page 20 of 35 Pages
---------------------------------                 ------------------------------


Name:                          Iain Tulloch
                               (Director)
Citizenship:                   British
Business Address:              Murray Johnstone Ltd.
                               7 West Nile Street
                               Glasgow G2 2PX
                               Scotland
Principal Occupation:          Director, Murray Johnstone Ltd.

Name:                          Philip Ehrmann
                               (Director)
Citizenship:                   British
Business Address:              Gartmore Investment Management Ltd.
                               Gartmore House
                               16 - 18 Monument Street
                               London EC3R 8AJ
                               England
Principal Occupation:          Investment Manager, Gartmore Investment
                               Management Ltd.

---------------------------------                 ------------------------------
CUSIP No. 19652U 10 4                   13D         Page 21 of 35 Pages
---------------------------------                 ------------------------------


Exhibit Index

         The following documents are filed herewith:

         (a) Administration, Management and Custody Management Agreement dated as of January 7, 1993 between J O Hambro Capital Management (formerly named J O Hambro & Partners Limited) and American Opportunity Trust.

         (b) Joint Filing Agreement dated as of February 20, 2001 among Holdings, J O Hambro Capital Management, American Opportunity Trust, Christopher Harwood Bernard Mills and Acquisitor plc.

---------------------------------                 ------------------------------
CUSIP No. 19652U 10 4                   13D         Page 22 of 35 Pages
---------------------------------                 ------------------------------




                           ADMINISTRATION, MANAGEMENT
                              AND CUSTODY AGREEMENT

                                     BETWEEN
                           AMERICAN OPPORTUNITY TRUST
                            AND J O HAMBRO & PARTNERS



                             Dated 7th January 1993

---------------------------------                 ------------------------------
CUSIP No. 19652U 10 4                   13D         Page 23 of 35 Pages
---------------------------------                 ------------------------------





                         LEVERAGED OPPORTUNITY TRUST PLC

                                       and

                          J O HAMBRO & PARTNERS LIMITED



                ADMINISTRATION, MANAGEMENT AND CUSTODY AGREEMENT









                                  Allen & Overy
                                     London

---------------------------------                 ------------------------------
CUSIP No. 19652U 10 4                   13D         Page 24 of 35 Pages
---------------------------------                 ------------------------------




THIS AGREEMENT is made on 7th January 1993 BETWEEN:

(1) LEVERAGED OPPORTUNITY TRUST PLC of 11 Devonshire Square, London EC2M 4YR (the "Company"); and

(2) J O HAMBRO & PARTNERS LIMITED of 30 Queen Anne's Gate, London SW1H 9AL (the "Manager").

NOW IT IS HEREBY AGREED as follows:

1.       Interpretation

(1)      In this Agreement:

         "Board" means the Board of Directors of the Company, or a committee thereof or (where the context so admits) a Director of the Company, duly authorized;

         "IMRO" means the Investment Management Regulatory Organization Limited or its successors from time to time;

         "IMRO Rules" means the rules of IMRO from time to time applicable;

         "Investments" includes any asset, right or interest falling within any paragraph in Part I of Schedule I to the Financial Services Act 1986 and any other asset, right or interest in respect of property of any kind and, without prejudice to the foregoing, wherever situate and whether or not producing income;

         "Portfolio" means the Investments from time to time owned by the Company;

         "Stock Exchange" means The International Stock Exchange of the United Kingdom and the Republic of Ireland Limited;

         "subsidiary" shall have the meaning ascribed thereto by Section 736 of the Companies Act 1985.

(2) References to persons include bodies corporate and unincorporated associations and references to companies include any bodies corporate.

(3)      Any  reference  to  a  statutory   provision   includes  any  statutory
modification or re-enactment of it for the time being in force.

(4) Subclauses (1) to (3) above apply unless the contrary intention appears.

---------------------------------                 ------------------------------
CUSIP No. 19652U 10 4                   13D         Page 25 of 35 Pages
---------------------------------                 ------------------------------


(5)      The headings in this Agreement do not affect its construction.

(6) References to amounts payable by the Company shall be exclusive of value added tax thereon so that value added tax shall be payable in addition if and to the extent chargeable.

2.       Appointment

The Company hereby appoints the Manager to be the investment manager and administrator of the Company to provide the services and facilities mentioned below with effect from the date of execution of this Agreement, such appointment to continue (unless previously terminated under Clause 11 below) until terminated by either party upon the expiry of not less than two years' written notice given to the other.

3.       Investment Management

(1) The Manager shall undertake with regard to such Investments as may from time to time be notified to and agreed with the Manager (the "Relevant Investments"), the duties normally performed by investment managers, subject to the policy directions and overall guidelines from time to time notified to the Manager by the Board, and in particular but without in any way prejudicing the generality of the foregoing shall on behalf of the Company:

         (a) keep under constant review the Relevant Investments from time to time held by the Company;

         (b) be entitled (at its absolute discretion and without obtaining the prior written permission of the Company) to withdraw deposits, to effect purchases and sales and other transactions in respect of Relevant Investments and subscriptions to issues of Relevant Investments, to enter into underwriting commitments in relation to Relevant Investments on behalf of the Company and otherwise to invest, realise and re-invest the Portfolio in relation to Relevant Instruments and exercise all rights attaching to Relevant Investments comprised therein and in each such case to charge the amounts payable to the Portfolio;

         (c) search out and evaluate investment opportunities in Relevant Investments for the Company;

         (d) analyse the progress of companies in which the Company has made Relevant Investments;

         (e) submit to the Board such reports and information regarding Relevant Investments as the Board shall reasonably require; and

---------------------------------                 ------------------------------
CUSIP No. 19652U 10 4                   13D         Page 26 of 35 Pages
---------------------------------                 ------------------------------


         (f) recommend to the Board any future developments or changes to the investment policy of the Company which the Manager may consider to be advisable.

(2) The Board shall procure that Christopher Mills consults with the Manager prior to making investment decisions on behalf of the Company relating to unlisted investments. If the Manager objects to any such investment decisions proposed by Christopher Mills it may notify the Board and the Board shall use reasonable endeavours to convene a Board meeting to consider the matter prior to the proposed investment decision being implemented.

4.       Administration and other facilities

         The Manager shall provide the Company with the following services and facilities:

         (a) office facilities at 30 Queen Anne's Gate, London SW1H 9AL or such other office as may be agreed by the Company with the Manager and such office shall be used as the registered and principal office of the Company and there shall be available there a suitable room (upon the giving of not less than five days' prior notice or such shorter notice as may be agreed from time to time) for the holding of meetings of the Board but nothing in this Agreement shall be construed or have effect as constituting the relationship of landlord and tenant between the Manger and the Company and the Company shall be a bare licensee of the Manager;

         (b)  all  financial,  accountancy,   secretarial,  clerical  and  other
         administrative services of any kind necessary for the conduct of the affairs of the Company;

         (c) keeping on behalf of the Company such books, records and statements to give a complete record of all transactions carried out by the Company in relation to the investment, realisation and re-investment of the Portfolio and such other books, records and statements as may be required to give a complete record of all other transactions carried out by the Company and as will enable the Company to publish yearly and half-yearly the report and accounts of the Company as required by the regulations of The Stock Exchange;

         (d) acting as Secretary to the Company, attending all meetings of the Board and performing all the duties reasonably expected of a Company Secretary including liaison with The Stock Exchange, preparation and delivery of returns of The Registrar of Companies and the maintenance of all statutory books other than the register of members;

         (e) all necessary equipment and personnel with a proper and adequate standard of proficiency and experience to enable the Manger to carry out its functions under this Agreement; and

         (f) the Manager shall permit such of its employees (if any) as the Company may reasonably request to be Directors of the Company.

---------------------------------                 ------------------------------
CUSIP No. 19652U 10 4                   13D         Page 27 of 35 Pages
---------------------------------                 ------------------------------


5.       Ancillary Powers of Manager

         The  Manager  may on behalf  of the  Company  in  respect  of  Relevant
Investments:

         (a) issue orders and instructions to the Company's bankers and custodians with respect to the disposition of securities and moneys of the Company provided always that any such disposition shall at all times be subject to and effected in accordance with the arrangements for the time being in force between the Company and its bankers and custodians;

         (b) exercise any voting rights attached to the securities included in the Investments in pursuance of the policy agreed and established by the Board from time to time; and

         (c) issue instructions to and consult the auditors and legal advisers of the Company regarding any matter or thing relating to Investments including (where the Board thinks fit) institution of legal proceedings.

6.       Further obligations of the Manager

(1) The Manager shall, and shall procure that its representatives, employees and delegates shall, obey and comply with all lawful orders and directions in relation to the Manager's obligations under this Agreement given to it or them from time to time by the Board and shall observe and comply with the Memorandum and Articles of Association of the Company as from time to time amended and with all resolutions of the Board or the Company of which they are informed.

(2) In particular, all activities engaged in by the Manager or any representative, employee or delegate of the Manager on behalf of the Company shall at all times be subject to the overall control of and review by the Board and without limiting the generality of the foregoing the Board shall set out the investment policy of the Company specifying the manner in which it wishes the Manger to give effect to such policies.

(3) The Board shall instruct the Manager as to the exercise of the voting rights attached to the securities in the Portfolio and may:

         (a) prohibit the Manager from investing for the account of the Company in any particular security or class of securities;

         (b) require the Manager to sell any security or class of securities or (subject to the availability of funds) to purchase any security or class of securities; and

         (c) withdraw any part of the assets of the Company from the management of the Manager (but without thereby reducing the fee payable to the Manager under this Agreement) for any reason whatsoever.

---------------------------------                 ------------------------------
CUSIP No. 19652U 10 4                   13D         Page 28 of 35 Pages
---------------------------------                 ------------------------------


7.       Custody

(1) Unless it receives contrary instructions from the Company, the Manager shall make arrangements for the safekeeping of all cash, securities or other assets in the Portfolio for the account of the Company in accordance with this Clause 7 provided that the obligations of the Manager under this Clause 7 shall not apply in relation to any cash or other assets of the Company until the cash or assets concerned have been made available to the Manager following execution of this Agreement. Insofar as the Manager holds assets comprised in the Portfolio (or documents of title relating to such assets), it shall do so separately from its own assets and on trust for the Company.

(2) The Manager shall arrange for (i) any uninvested cash to be held in the Company's name in one or more accounts with Bank of Scotland or other first class banks approved by the Company and (ii) all securities to be held in custody accounts in the Company's name at Bank of Scotland or other reputable custodians approved by the Company.

(3)      The Manager shall make arrangements for:

         (a) the collection of all income and principal with respect to the Portfolio and credit cash receipts to the bank accounts referred to above;

         (b) the exchange of securities where the exchange is purely ministerial (including the exchange of temporary securities for those in definitive form and the exchange of warrants for, or other documents of entitlement to securities for, the securities themselves);

         (c) the surrender of securities at maturity or when called for redemption against payment therefor.

(4) The Manager shall notify any bank or custodian holding property comprised in the Portfolio that it is not the Manager's property.

(5) The Manager shall have no right of lien or set-off or any right of retention with respect to any Investments held in the Portfolio.

(6) All proxies or similar requests for consent and all notices (other than of a routine or immaterial nature) received by the Manager relating to securities held in the Portfolio are to be forwarded to the Company or are to be dealt with in accordance with instructions given by the Company from time to time.

8.       Management charge and expenses

---------------------------------                 ------------------------------
CUSIP No. 19652U 10 4                   13D         Page 29 of 35 Pages
---------------------------------                 ------------------------------


(1) The Company shall pay to the Manager as remuneration for the provision of its services hereunder a fee payable annually in arrears on 31st December in each year and calculated at the rate of 0.25 per cent per annum (plus value added tax) by reference to the Net Asset Value (calculated on a gross assets basis) as at 30th September, the first such payment, being a pro rata part of the annual fee, to be made on 31st December 1993 in respect of the period from the date of this Agreement to 30th September, 1993. On termination of this Agreement a pro rata fee shall be payable for any part of the year to 30th September for which this Agreement is in force, payable on the 31st December next following termination.

(2) The Company shall bear the expenses of any kind incurred by or on behalf of the Manager in the carrying out of its duties and the provision of services and facilities hereunder, save for telex, telephone and other routine communication charges and the costs of providing normal office accommodation and secretarial and clerical staff for the normal performance of those duties.

(3) The Manager shall also be entitled to additional fees, calculated on a time basis, for services provided in connection with any transactions involving the Company and/or any of its subsidiaries outside the ordinary course of business including in particular any issue of shares, debentures or other securities or any reorganization, redemption, consolidation, sub-division or other alteration of capital or any takeover, acquisition or disposal of or by the Company and/or any of its subsidiaries.

(4) An amount equal to any amount payable to the Manager pursuant to this Clause shall be paid by the Company to the Manager promptly after delivery to the Company by the Manager of an invoice giving reasonable details in respect thereof. Notwithstanding the foregoing, the Manager shall be entitled, without delivery of an invoice as aforesaid, to charge any such amount to the Portfolio subject to notifying the Company in writing of the amount promptly thereafter.

(5) For the purpose of this Clause 8 "Net Asset Value" shall mean the amount of the fixed and current tangible assets of the Company (other than shares in its subsidiaries) and its subsidiaries after deducting therefrom an amount equal to the current liabilities and the borrowings or other indebtedness in the nature of borrowings (except for borrowings repayable after an initial term of more than three years) of the Company and its subsidiaries as reasonably determined by the Manager.



9.       Subsidiaries

If the Company has at any time one or more subsidiaries then, unless otherwise directed by the Board, the Manager shall in addition provide the same services to such subsidiaries as it provides hereunder to the Company.

---------------------------------                 ------------------------------
CUSIP No. 19652U 10 4                   13D         Page 30 of 35 Pages
---------------------------------                 ------------------------------


10.      Freedom to act

The services of the Manager to the Company under this Agreement shall not be exclusive and the Manager shall be free to render similar services to others and nothing in this Agreement shall preclude the Manager from having dealings with or on behalf of the Company either on its own account or on account of its clients or others or make it accountable to the Company in respect of any profit or commission from any such dealings.

11.      Termination

(1)      If:

         (a) either party shall commit any substantial or continuing material breach of this Agreement and (where such breach is capable of remedy) fail to remedy such a breach within thirty days of being given written notice of it by the other party; or

         (b) either party shall have a receiver or administrator appointed over the whole or any part of their assets or a resolution is passed or an order made for the winding-up of such party other than as mentioned in sub-clause (2) below, the other party shall be entitled to terminate the appointment under this Agreement forthwith by giving written notice of termination to such party.

(2) On termination of the appointment of the Manager, the Manager shall be entitled to receive all fees and other money accrued due up to the date of such termination but shall not be entitled to compensation in respect of termination (except where such appointment is terminated by the Manager in accordance with sub-clause (1)(a) of this Clause or by the Company in breach of Clause 2) and the Manager shall deliver to the Company or as it shall direct, all books of account, records, registers, correspondence, documents and assets belonging to the Company or any subsidiary in possession of or under the control of the Manager and take all necessary steps to vest in the Company any assets previously held in the name of or to the order of the Manager on behalf of the Company or any subsidiary.

(3) The Manager shall also be entitled to terminate its appointment on giving four months' notice to the Company if either the Board fails to procure that Christopher Mills consults with the Manager in accordance with Clause 3(2) or if the Manager has objected to an investment proposed by Christopher Mills and has given notice to the Board under Clause 3(2), but the Board has approved the proposal.

12.      Confidentiality and records

(1) Neither party shall during the continuance of this Agreement or after its termination disclose to any person, firm or company whatsoever (except with the authority of the other party or unless ordered to do so by The Stock Exchange, the Panel on Takeovers and Mergers or by a regulatory body or court of competent jurisdiction) any information relating to the business, Portfolio, finances or other matters of a confidential nature of the other party of which it may in the course of its duties under this Agreement

---------------------------------                 ------------------------------
CUSIP No. 19652U 10 4                   13D         Page 31 of 35 Pages
---------------------------------                 ------------------------------


or otherwise become possessed and each party shall use all reasonable endeavors to prevent any such disclosure.

(2) All books, statistical records, accounts, contract notes, correspondence and other documents relating to the business and affairs of the Company shall be the exclusive property of the Company and the Manager shall when reasonably requested produce the same to the Company or its employees, agents or auditors together with any information within the knowledge of the Manager in relation thereto.

13.      Reports and valuations

(1) The Manager shall provide the Company with regular monthly statements and valuations in respect of the Portfolio as at dates selected by the Company provided that the Company shall supply valuations to the Manager in respect of unlisted investments (not being Relevant Investments). The valuations provided by the Manager shall be in accordance with procedures and on a basis reviewed by the Company's auditors and as required by law or the regulations of The Stock Exchange. The reference currency will be pounds sterling for such documents.

(2) Statements of the contents for the Portfolio prepared in accordance with the IMRO Rules will be provided on a quarterly basis in respect of quarterly periods of account.

14.      Notices

Any notice to be given under this Agreement may be served personally or by post at the registered office of the party to be served and in the case of service of first class post shall be deemed duly served twenty-four hours after posting and proof of posting shall be proof of delivery.

15.      Liability and Indemnity

(1) Subject to the terms of this Agreement, the Manager shall be under no liability to the Company for any loss, costs or damages which may arise in connection with the conduct of its duties hereunder or the custody of the Investments or for any depreciation in the value of any Investments or their safe custody unless due to wilful default or negligence on its part.

(2) The Company shall indemnify the Manager and keep it indemnified against any costs, claims, demands or proceedings made by any person and in any way arising from its appointment hereunder unless due to wilful default or negligence on its part. The Manager agrees promptly to inform the Company in writing of any event which comes to its notice as a result of which the Company might become liable to indemnify the Manager under this Clause.

16.      Assignment

---------------------------------                 ------------------------------
CUSIP No. 19652U 10 4                   13D         Page 32 of 35 Pages
---------------------------------                 ------------------------------


Neither party hereto shall be entitled to assign or otherwise part with any interest in this Agreement unless the prior written consent of the other has been obtained except that, if either party transfers the whole or a substantial part of its undertaking and property to another company as part of a reconstruction or amalgamation, that party may by written notice to the other transfer all its rights and obligations under this Agreement to that other company.

17.      Governing law

This Agreement is governed by and shall be construed in accordance with the laws of England to the jurisdiction of whose Courts the parties irrevocably submit. IN WITNESS of which each of the parties has executed this Agreement on the date first mentioned on page 1.


SIGNED by  J.J. Nelson                 )
                                       )       /s/ James J. Nelson
on behalf of                           )
LEVERAGED OPPORTUNITY TRUST PLC        )
in the presence of:                    )



SIGNED by         R.C.O. Hellyer       )
                                       )        /s/ R.C.O. Hellyer
on behalf of                           )
J O HAMBRO & PARTNERS LIMITED          )
in the presence of:                    )

---------------------------------                 ------------------------------
CUSIP No. 19652U 10 4                   13D         Page 33 of 35 Pages
---------------------------------                 ------------------------------




                             JOINT FILING AGREEMENT

                                 By and between

                                 ACQUISITOR PLC

                J O HAMBRO CAPITAL MANAGEMENT (HOLDINGS) LIMITED,

                      J O HAMBRO CAPITAL MANAGEMENT LIMITED

                         AMERICAN OPPORTUNITY TRUST PLC

                                       and

                                CHRISTOPHER MILLS











                             As of February 20, 2001

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CUSIP No. 19652U 10 4                   13D         Page 34 of 35 Pages
---------------------------------                 ------------------------------



                             JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13D dated February 20, 2001 with respect to the shares of common stock, no par value, of Colorado MEDtech, Inc. and any further amendments thereto executed by each or any of us shall be filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended.

This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

Date:  February 20, 2001
                                     ACQUISITOR PLC


                                     By: /s/ Duncan Soukup
                                         ---------------------------
                                     Name:  Duncan Soukup
                                     Title: Managing Director


                                     J O HAMBRO CAPITAL MANAGEMENT
                                     (HOLDINGS) LIMITED


                                     By: /s/ R. G. Barrett
                                         ---------------------------
                                     Name:  R. G. Barrett
                                     Title: Director


                                     J O HAMBRO CAPITAL MANAGEMENT
                                     LIMITED


                                     By: /s/ R. G. Barrett
                                         --------------------------
                                     Name:   R. G. Barrett
                                    Title:   Director

---------------------------------                 ------------------------------
CUSIP No. 19652U 10 4                   13D         Page 35 of 35 Pages
---------------------------------                 ------------------------------


                                     AMERICAN OPPORTUNITY TRUST PLC

                                     By: J O Hambro Capital Management Limited,
                                         Its investment advisor


                                     By:  /s/ R G. Barrett
                                          ------------------------------
                                     Name:  R G. Barrett
                                     Title: Director


                                     By:  /s/ Christopher Mills
                                          -----------------------------
                                              CHRISTOPHER MILLS